UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.               )*

CEN BIOTECH, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

15130L104

(CUSIP Number)

Bahige Chaaban,

300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9

(519) 419-4958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130L104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahige (Bill) Chaaban
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,002,432
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 11,002,432
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,002,432
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.25%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15130L104	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Cen Biotech, Inc. (the “Issuer”) with its principal office located at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9.

Item 2.  Identity and Background.

The name of the person filing this statement Bahige (Bill) Chaaban (the “Reporting Person”). The Reporting Person is a U.S. Citizen and a citizen of Canada. The Reporting Persons’ present principal occupation is the President and Chairman of the Board of Directors and Interim Chief Executive Officer of the Issuer. The principal business address of the Reporting Person is c/o the Issuer at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Person was his personal funds. 8,770,000 shares of common stock of the Issuer were granted by the Issuer to the Reporting Person on November 30, 2017, pursuant to two restricted stock agreements pursuant to the Issuer’s Equity Compensation Plan and the issuance was approved by the Issuer’s full board of directors and 142,361 shares of common stock of the Issuer were issued to Reporting Person on February 29, 2016 pursuant to a Spin Off by Creative Edge Nutrition, Inc. ("Creative") to its shareholders of all of the outstanding shares of common stock the Issuer, which was at the time a subsidiary of Creative in order to separate Creative's specialty pharmaceutical business into a separate company (the “Spin Off”). Additionally, 2,432 shares were issued pursuant to the Spin Off directly into the Reporting Person’s brokerage account, for a total of 144,793 shares issued to Reporting Person pursuant to the Spin-Off.

The shares issued pursuant to the restricted stock agreements were issued under the Issuer’s Equity Compensation Plan. The shares of Creative acquired by the Reporting Person which were then exchanged for the shares of the Issuer in the Spin Off, were issued by Creative as compensation for services provided by the Reporting Person to Creative.

On April 2, 2021, the Issuer entered into an Restricted Stock Award with the Reporting Person, pursuant to which Reporting Person was granted 3,106,122 shares of the Issuer’s common stock under the Issuer’s 2021 Equity Compensation Plan, which vested immediately on same date.

Item 4.  Purpose of Transaction.

The 8,770,000 shares of common stock held by the Reporting Person which were acquired on November 30, 2017, pursuant to two restricted stock agreements pursuant to the Issuer’s Equity Compensation Plan were issued with the purpose of compensating the Reporting Person thereunder.

The shares of Creative acquired by the Reporting Person which were then exchanged for 144,803 the shares of the Issuer in the Spin Off, were acquired for the purpose of compensating the Reporting Person for services provided by the Reporting Person to Creative.

On December 14, 2017, the Issuer entered into a Controlling Interest Purchase Agreement (the “Agreement”) with the Reporting Person and Usamakh Saadikh, a member of the Issuer’s board of directors (the “Sellers”) to acquire (the “Acquisition”) 51% of the outstanding equity interests in Cen Ukraine, LLC a corporation that was organized and has its principal offices in Ukraine (“Cen Ukraine”). The Agreement, which is subject to certain conditions, has not yet closed. Cen Ukraine was founded to seek agricultural and pharmaceutical opportunities in Ukraine. Cen Ukraine currently holds a license, granted by the federal government of Ukraine, for the cultivation and processing of cannabis sativa for industrial, supplement, pharmaceutical and other purposes in Ukraine. The consideration will be paid by issuing shares of common stock of the Issuer. The Issuer intends, through Cen Ukraine, to explore the usage of hemp, which it intends to cultivate for usage in industrial, medical and food products.

CUSIP No. 15130L104	13D	Page 4 of 6 Pages

The 3,106,122 shares of common stock of the Issuer held by the Reporting Person which were acquired on April 2, 2021 issued pursuant to the Issuer’s 2021 Equity Compensation Plan were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 11,002,432 shares of the Issuer’s common stock which represents approximately 26.25% of the Issuer’s Common Stock based on 41,916,927 shares of common stock of the Issuer outstanding as of June 15, 2021. The Reporting Person has sole voting and dispositive power over all 11,002,432 shares owned by him.

The Reporting Person made the following sales of the following number of shares of the Issuer’s Common Stock in private transactions on the following dates for a price per share as follows:

Date of Sale	Number of Shares Sold	Price Per Share
November 7, 2019	178,612	$0.80
November 7, 2019	375,000	$0.80
November 7, 2019	120,000	$0.80
November 15, 2019	28,000	$0.80
November 15, 2019	228,750	$0.72
November 15, 2019	88,111	$0.80

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 14, 2017, the Issuer entered into a Controlling Interest Purchase Agreement (the “Agreement”) with the Reporting Person and Usamakh Saadikh, a member of the Issuer’s board of directors (the “Sellers”) to acquire (the “Acquisition”) 51% of the outstanding equity interests in Cen Ukraine, LLC a corporation that was organized and has its principal offices in Ukraine (“Cen Ukraine”). The Agreement, which is subject to certain conditions, has not yet closed. Cen Ukraine was founded to seek agricultural and pharmaceutical opportunities in Ukraine. Cen Ukraine currently holds a license, granted by the federal government of Ukraine, for the cultivation and processing of cannabis sativa for industrial, supplement, pharmaceutical and other purposes in Ukraine. The consideration will be paid by issuing shares of common stock of the Issuer. The Issuer intends, through Cen Ukraine, to explore the usage of hemp, which it intends to cultivate for usage in industrial, medical and food products.

CUSIP No. 15130L104	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan.

Exhibit 99.2 Executive Employment Agreement, effective as of November 30, 2017, between Bahige (Bill) Chaaban and CEN Biotech Inc.

Exhibit 99.3 Controlling Interest Purchase Agreement, dated as of December 14, 2017, dated December 14, 2017 between CEN Biotech Inc., Bahige (Bill) Chaaban and Usamakh Saadikh.

Exhibit 99.4 Restricted Stock Agreement between CEN Biotech, Inc. and Bahige (Bill) Chaaban dated April 2, 2021.

Exhibit No.	Description of Document

99.1

Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.2	Executive Employment Agreement, effective as of November 30, 2017, between Bahige (Bill) Chaaban and CEN Biotech Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017)

99.3	Controlling Interest Purchase Agreement, dated as of December 14, 2017, dated December 14, 2017 between CEN Biotech Inc., Bahige (Bill Chaaban) and Usamakh Saadikh. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC December 14, 2017).

99.4

Restricted Stock Agreement between CEN Biotech, Inc. and Bahige (Bill) Chaaban dated April 2, 2021. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC April 7, 2021).

*Filed herewith.

CUSIP No. 15130L104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEN BIOTECH, INC.

/s/ Bahige (Bill) Chaaban
Bahige (Bill) Chaaban

June 15, 2021